Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED MARCH 31, 2024

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$168,957	$138,640
Time deposits		14,000	14,000
Restricted cash		59,287	56,803
Accounts receivable, net		7,584	4,741
Inventories		15,243	15,764
Prepaid expenses and other current assets		41,041	40,464
Derivative asset	5	24,150	24,639
Due from related parties	7	276	626
Total current assets		$330,538	$295,677
NON - CURRENT ASSETS
Vessels in operation	3	$1,649,360	$1,664,101
Advances for vessels acquisitions and other additions	3	13,335	12,210
Deferred charges, net		71,653	73,720
Other non-current assets	2g	23,423	23,935
Derivative asset, net of current portion	5	16,466	16,867
Restricted cash, net of current portion		75,027	85,270
Total non - current assets		1,849,264	1,876,103
TOTAL ASSETS		$2,179,802	$2,171,780
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$13,598	$17,601
Accrued liabilities		26,018	28,538
Current portion of long - term debt	6	184,932	193,253
Current portion of deferred revenue		40,978	40,331
Due to related parties	7	750	717
Total current liabilities		$266,276	$280,440
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	6	$576,596	$619,175
Intangible liabilities - charter agreements	4	4,159	5,662
Deferred revenue, net of current portion		74,540	82,115
Total non - current liabilities		655,295	706,952
Total liabilities		$921,571	$987,392
Commitments and Contingencies	8	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,077,907 shares issued and outstanding (2023 - 35,188,323 shares)	9	$351	$351
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2023 - 43,592 shares)	9	-	-
Additional paid in capital		673,902	676,592
Retained Earnings		564,397	488,105
Accumulated other comprehensive income		19,581	19,340
Total shareholders' equity		1,258,231	1,184,388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,179,802	$2,171,780

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Three months ended March 31,
	Note	2024	2023
OPERATING REVENUES
Time charter revenues		$178,058	$155,927
Amortization of intangible liabilities-charter agreements	4	1,503	3,364
Total Operating Revenues		179,561	159,291

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $5,423 and $4,345 for each of the periods ended March 31, 2024 and 2023, respectively)	7	47,858	42,762
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,192 and $1,720 for each of the periods ended March 31, 2024 and 2023, respectively)	7	5,245	5,458
Depreciation and amortization	3	24,270	21,184
General and administrative expenses		5,089	4,789
Operating Income		97,099	85,098

NON-OPERATING INCOME/(EXPENSES)
Interest income		3,684	1,812
Interest and other finance expenses		(10,450)	(11,103)
Other income, net		1,307	1,582
Fair value adjustment on derivative asset	5	250	(2,785)
Total non-operating expenses		(5,209)	(10,494)
Income before income taxes		91,890	74,604
Income taxes		-	-
Net Income		91,890	74,604
Earnings allocated to Series B Preferred Shares	9	(2,384)	(2,384)
Net Income available to Common Shareholders		$89,506	$72,220
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11	35,229,566	35,696,225
Diluted	11	35,636,064	36,444,047

Net Earnings per Class A common share
Basic	11	$2.54	$2.02
Diluted	11	$2.51	$1.98

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2024	2023
Net Income available to Common Shareholders		$89,506	$72,220
Other comprehensive income:
Cash Flow Hedge:
Unrealized loss on derivative assets	5	(1,140)	(8,034)
Amortization of interest rate cap premium		1,141	891
Amounts reclassified to/(from) earnings		240	(39)
Total Other Comprehensive Income/(loss)		241	(7,182)
Total Comprehensive Income		$89,747	$65,038

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2024	2023
Cash flows from operating activities:
Net Income		$91,890	$74,604
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	24,270	21,184
Amounts reclassified to/(from) other comprehensive income		240	(39)
Amortization of derivative assets’ premium		1,141	891
Amortization of deferred financing costs	6	1,184	1,475
Amortization of intangible liabilities - charter agreements	4	(1,503)	(3,364)
Fair value adjustment on derivative asset	5	(250)	2,785
Share-based compensation expense	10	2,304	2,674
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(2,908)	(6,355)
Decrease in inventories		521	693
Decrease in accounts payable and other liabilities		(6,084)	(7,156)
Decrease/(increase) in related parties' balances, net	7	383	(145)
(Decrease)/increase in deferred revenue		(6,928)	8,212
Payments for drydocking and special survey costs		(3,637)	(8,727)
Unrealized foreign exchange gain		(3)	-
Net cash provided by operating activities		$100,620	$86,732
Cash flows from investing activities:
Cash paid for vessel expenditures		(3,755)	(1,182)
Advances for vessels acquisitions and other additions		(1,633)	(3,232)
Net proceeds from sale of vessel	3	-	5,940
Time deposits acquired		-	(1,050)
Net cash (used in)/provided by investing activities		$(5,388)	$476
Cash flows from financing activities:
Repayment of credit facilities and sale and leaseback	6	(52,082)	(53,056)
Cancellation of Class A common shares	9	(4,994)	(9,988)
Class A common shares - dividend paid	9	(13,214)	(13,351)
Series B Preferred Shares - dividend paid	9	(2,384)	(2,384)
Net cash used in financing activities		$(72,674)	$(78,779)
Net increase in cash and cash equivalents and restricted cash		22,558	8,429
Cash and cash equivalents and restricted cash at beginning of the period		280,713	269,930
Cash and cash equivalents and restricted cash at end of the period		$303,271	$278,359

Supplementary Cash Flow Information:
Cash paid for interest		$15,902	$16,454
Cash received from interest rate caps		8,182	7,077
Non-cash financing activities:
Unrealized loss on derivative assets		(1,140)	(8,034)

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2022	35,990,288	43,592	$359	$-	$-	$688,262	$246,390	$31,480	$966,491

Stock-based compensation expense (Note 10)	82,944	-	1	-	-	2,673	-	-	2,674
Cancellation of Class A common shares (Note 9)	(582,178)	-	(6)	-	-	(9,982)	-	-	(9,988)
Issuance of Series B Preferred shares, net of offering costs (Note 9)	-	-	-	-	-	102	-	-	102
Other comprehensive loss	-	-	-	-	-	-		(7,182)	(7,182)
Net Income for the period	-	-	-	-	-	-	74,604	-	74,604
Series B Preferred Shares dividend (Note 9)	-	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 9)	-	-	-	-	-	-	(13,351)	-	(13,351)
Balance at March 31, 2023	35,491,054	43,592	$354	$-	$-	$681,055	$305,259	$24,298	$1,010,966

Balance at December 31, 2023	35,188,323	43,592	$351	$-	$-	$676,592	$488,105	$19,340	$1,184,388

Stock-based compensation expense (Note 10)	141,356	-	2	-	-	2,302	-	-	2,304
Cancellation of Class A common shares (Note 9)	(251,772)	-	(2)	-	-	(4,992)	-	-	(4,994)
Other comprehensive income	-	-	-	-	-	-	-	241	241
Net Income for the period	-	-	-	-	-	-	91,890	-	91,890
Series B Preferred Shares dividend (Note 9)	-	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 9)	-	-	-	-	-	-	(13,214)	-	(13,214)
Balance at March 31, 2024	35,077,907	43,592	$351	$-	$-	$673,902	$564,397	$19,581	$1,258,231

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business

The Company’s business is to own and charter out containerships to leading liner companies.

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”).

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, the vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered in various dates in May and June 2023. Also on March 23, 2023, GSL Amstel was sold.

With these additions and following the sale of La Tour in 2021, and GSL Amstel in 2023, the Company’s fleet comprises 68 containerships with average age as at March 31, 2024, weighted by TEU capacity, of 17.5 years.

The following table provides information about the 68 vessels owned as at March 31, 2024.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q25
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q27(4)
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	3Q27(4)
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,544	2004	3Q25(5)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,544	2003	3Q25(5)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,544	2003	3Q25(5)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,544	2003	2Q25(5)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	3Q24
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	3Q24
Alexander Marine LLC	Marshall Islands	Colombia Express (15)	6,927	2013	4Q28(6)
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	3Q29(6)
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	2Q29(6)
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	2Q29(6)
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	2Q29(6)
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	2Q29(6)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q24
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	2Q27(4)
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	1Q25(7)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q25(7)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(7)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(7)
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	3Q25(7)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	2Q25(7)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q24(7)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	1Q25(8)
Hudson Marine LLC	Marshall Islands	Zim Europe (15)	5,936	2000	2Q24
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(9)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	4Q24(9)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q24(9)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	4Q24(9)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q25(10)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27(11)
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28(11)
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28(11)
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28(11)
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q25
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	2Q24
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,404	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q25(12)
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	2Q24
Global Ship Lease 65 LLC	Liberia	GSL Chloe (15)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	1Q24(13)
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	3Q24
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	4Q24
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q25(14)
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	2Q25
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta	2,207	2002	4Q24

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) Currently, under a sale and leaseback transaction (see note 2g);
(4) MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed to a leading liner company for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(5) GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options;
(6) Colombia Express (ex Mary), Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to a leading liner company for 60 months +/- 45 days, after which the charterer has the option to extend each charter for a further two years. The new charter for Colombia Express (ex Mary) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, between approximately 2Q 2024 and late 2024;
(7) GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey. GSL Arcadia, GSL Dorothea, GSL Tegea and GSL Melita charterer’s first options were exercised in 1Q 2024;
(8) Tasman. Chartered in direct continuation for a further 9.5-11 months from April 2024;
(9) GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos were chartered for a period of three years from their delivery dates in 2021, after which the charterer has the option to extend each charter for a further three years;
(10) Orca I. After the initial firm period of the charter, the charterer had the option in 1Q 2024 to extend the charter for a further 12-14 months from 3Q 2024.  In 1Q 2024 the charterer exercised the option to extend the charter to 2Q/3Q 2025;
(11) GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America were each forward fixed to a leading liner company for a period of five years with up to +/- 45 days in charterer’s option. The new charter for GSL Susan commenced in 4Q 2022, while the remaining charters commenced in 1Q 2023;
(12) GSL Lalo.  Chartered in direct continuation for a further 12-14 months from May 2024 in charterer’s option;
(13) GSL Maren scheduled drydock in 1Q/2Q 2024.
(14) Newyorker was forward fixed to a leading liner company for minimum 1Q 2025 to maximum 2Q 2025 in charterer’s option;
(15) “tbr” means “to be renamed”. On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe. On April 19, 2024, Zim Europe was renamed to Dimitris Y.

2.	Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2023 filed with the Securities and Exchange Commission on March 20, 2024 in the Company’s Annual Report on Form 20-F.

The Company has made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $6,305, $18,300, and $33,386 for the three months ended March 31, 2023, six months ended June 30, 2023, and nine months ended September 30, 2023, respectively. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(a)	Basis of Presentation (continued)

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. ASU 2020-4 was effective for the Company beginning on March 12, 2020, and the Company applied the amendments prospectively through December 31, 2022. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, in December 2022 the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848)”. The amendments of this update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. As of March 31, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. There was no impact to the Company’s interim unaudited condensed consolidated financial statements for the period ended March 31, 2024, as a result of adopting this standard.

(b)	Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(e) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the three months ended March 31, 2024, and 2023.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(d)	Vessels in operation (continued)

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

(e)	Intangible assets and liabilities – charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(f)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(f)	Impairment of Long-lived assets (continued)

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the three months ended March 31, 2024, and 2023, the Company evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the three months ended March 31, 2024 and 2023.

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, as of December 31, 2023, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000 (see note 3).

(g)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the periods ended March 31, 2024, and 2023, an amount of $1,886 loss and $2,268 income, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of March 31, 2024, current and non-current portion from implementing the straight-line basis, amounting to $8,317 ($9,027 as of December 31, 2023) and $15,079 ($15,139 as of December 31, 2023), respectively, are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Revenue recognition and related expense (continued)

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out -bareboat- out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(h)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash, time deposits, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $250 as at March 31, 2024 was recorded through interim unaudited condensed Consolidated Statements of Income ($2,785 negative fair value adjustment as at March 31, 2023). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of March 31, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(h)	Fair Value Measurement and Financial Instruments (continued)

The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

As of March 31, 2024, and March 31, 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $240 and ($39), respectively, was reclassified to/(from) other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs). As of March 31, 2024, and December 31, 2023, the Company recorded a derivative asset of $40,616 and $41,506, respectively.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its credit exposure to customers and counterparties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 7). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

(i)	Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106 (“December 2021 hedging"), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(i)	Derivative instruments (continued)

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20.  DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $250 as at March 31, 2024 ($2,785 negative fair value adjustment as at March 31, 2023) was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 5). As of March 31, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of March 31, 2024, and March 31, 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $240 and ($39), respectively, was reclassified to/(from) other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

(j)	Recent accounting pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard improves reportable segment disclosures by adding and enhancing interim disclosure requirements, clarifying circumstances in which entities can disclose multiple segment measures of profit or loss, providing new segment disclosure requirements for entities with a single reportable segment, and adding other disclosure requirements. This standard is effective for all entities that are subject to Topic 280, Segment Reporting for annual periods beginning after December 15, 2023, but early adoption is permitted. The Company is currently evaluating the impacts of this guidance on its interim unaudited condensed consolidated financial statement presentation or results.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is evaluating currently the impacts of this guidance on its interim unaudited condensed consolidated financial statement presentation or results.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation

	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2023	$1,886,158	$(262,851)	$1,623,307

Additions	138,802	-	138,802
Depreciation	-	(72,443)	(72,443)
Impairment loss	(25,544)	6,714	(18,830)
Disposals	(6,803)	68	(6,735)
As of December 31, 2023	$1,992,613	$(328,512)	$1,664,101

Additions	3,824	-	3,824
Depreciation	-	(18,565)	(18,565)
As of March 31, 2024	$1,996,437	$(347,077)	$1,649,360

As of March 31, 2024, and March 31, 2023, the Company had made additions for vessel expenditures and ballast water treatments. As of March 31, 2024, and March 31, 2023, unpaid capitalized expenses were $2,239 and $9,543, respectively.

2023 Vessels acquisitions

In May and June 2023, the Company took delivery of the four 8,544 TEU Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Alexandra	8,544	2004	$30,000	June 2, 2023
GSL Sofia	8,544	2003	$30,000	May 22, 2023
GSL Effie	8,544	2003	$30,000	May 30, 2023
GSL Lydia	8,544	2003	$33,300	June 26, 2023

2023 Sale of Vessel

On March 23, 2023, the Company sold GSL Amstel for net proceeds of $5,940, and the vessel was released as collateral under the Company’s $140,000 loan facility with Credit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, E.Sun Commercial Bank, Ltd, CTBC Bank Co. Ltd. and Taishin International Bank.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the three months ended March 31, 2024.

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, as of December 31, 2023, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

Collateral

As of March 31, 2024, 20 vessels were pledged as collateral under the 5.69% Senior Secured Notes due 2027 and 43 vessels under the Company’s loan facilities. Five vessels were unencumbered as of March 31, 2024.

Advances for vessels acquisitions and other additions

As of March 31, 2024, and December 31, 2023, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of March 31, 2024, and December 31, 2023, the Company had advances for other vessel additions and ballast water treatment systems totalling $13,335 and $12,210, respectively.

4.	Intangible Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of March 31, 2024, and December 31, 2023, consisted of the following:

	March 31, 2024	December 31, 2023
Opening balance	$5,662	$14,218
Disposals (*)	-	(476)
Amortization	(1,503)	(8,080)
Total	$4,159	$5,662

(*) The unamortized portion of GSL Amstel intangible liability-charter agreement when vessel was sold on March 23, 2023.

Intangible liabilities are related to (i) acquisition of the Seven, the Twelve and the Four Vessels, and (ii) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the three months ended March 31, 2024, and 2023 was $1,503 and $3,364, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to March 31, 2026, is estimated to be as follows:

Amount
March 31, 2025	$3,748
March 31, 2026	411
$4,159
The weighted average life for the remaining intangible liabilities-charter agreements terms is 0.71 year.

5.	Derivative Asset

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is through fourth quarter 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $250 as at March 31, 2024 ($2,785 the negative fair value adjustment as at March 31, 2023), was recorded through interim unaudited condensed Consolidated Statement of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Derivative Asset (continued)

The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of March 31, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. Amount received from interest rate caps for each of the periods ended March 31, 2024, and 2023, was $8,182 and $7,077, respectively.

	March 31, 2024	December 31, 2023
Opening balance	$41,506	$63,503
Unrealized loss on derivative assets	(1,140)	(16,625)
Fair value adjustment on derivative asset	250	(5,372)
Closing balance	$40,616	$41,506
Less: Current portion of derivative assets	(24,150)	(24,639)
Non-current portion of derivative assets	$16,466	$16,867

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of March 31, 2024, and March 31, 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $240 and ($39), respectively, was reclassified to/(from) other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

6.	Long-Term Debt

Long-term debt as of March 31, 2024, and December 31, 2023, consisted of the following:

Facilities	March 31, 2024	December 31, 2023
Macquarie loan (a)	$60,000	$66,000
2027 Secured Notes (b)	271,250	284,375
E.SUN, MICB, Cathay, Taishin Credit Facility (c)	24,000	28,500
Sinopac Credit Facility (d)	7,800	8,220
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (e)	67,990	73,283
Deutsche Credit Facility (f)	38,883	40,046
HCOB Credit Facility (g)	20,731	24,744
CACIB, Bank Sinopac, CTBC Credit Facility (h)	37,675	38,950
Chailease Credit Facility (i)	2,349	2,608
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (j)	141,200	149,200
Total credit facilities	$671,878	$715,926
Sale and Leaseback Agreement CMBFL - $120,000 (k)	58,087	64,438
Sale and Leaseback Agreement CMBFL - $54,000 (l)	35,127	36,018
Sale and Leaseback Agreement - Neptune $14,735 (m)	6,002	6,796
Total Sale and Leaseback Agreements	$99,216	$107,252
Total borrowings	$771,094	$823,178
Less: Current portion of long-term debt	(161,601)	(164,888)
Less: Current portion of Sale and Leaseback Agreements (k,l,m)	(23,331)	(28,365)
Less: Deferred financing costs (o)	(9,566)	(10,750)
Non-current portion of Long-Term Debt	$576,596	$619,175

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

a)	Macquarie Credit Facility

On May 18, 2023, the Company via its subsidiaries Global Ship Lease 72 LLC, Global Ship Lease 73 LLC, Global Ship Lease 74 LLC and Global Ship Lease 75 LLC entered into a new credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of the four 8,544 TEU vessels for an aggregate purchase price of $123,300. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility has a maturity in May 2026.

The facility is repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon of $25,000 payable three years after the first utilisation date.

This facility’s interest rate is SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $60,000.

b)	5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000 of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

The Company used the net proceeds from the private placement for the repayment of the remaining outstanding balances on its New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

As of March 31, 2024, the outstanding balance of this facility was $271,250.

c)	$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company via its subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company using a portion of the net proceeds from this credit facility fully prepaid the outstanding amount of the Blue Ocean Junior Credit facility, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.

The facility is repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest rate is SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $24,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

d)	$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility’s interest rate is SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $7,800.

e)	$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The facility is repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company additionally repaid $2,838 out of which $1,000 deducted from the balloon instalment, and the vessel was released as collateral under the Company’s $140,000 HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility.

This facility’s interest rate is SOFR plus a margin of 3.25% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $67,990.

f)	$51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $38,883.

g)	$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB Credit Facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility is repayable in 16 equal consecutive quarterly instalments of $668.75.

This facility bears interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $20,731.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

h)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,648. The secured credit facility has a maturity in April 2026.

The lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this facility was $37,675.

i)	$9.0 Million Chailease Credit Facility

On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.

The facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 4.20% per annum.

As of March 31, 2024, the outstanding balance of this facility was $2,349.

j)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus CAS and is payable at each quarter end date.

As of March 31, 2024, the outstanding balance of this facility was $141,200.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

k)	$120.0 Million Sale and Leaseback agreements - CMBFL Four Vessels

On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of these sale and lease back agreements was $58,087.

l)	$54.0 Million Sale and Leaseback agreement - CMBFL

On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement is repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

As of March 31, 2024, the outstanding balance of this sale and leaseback agreement was $35,127.

m)	$14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing

On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

As of March 31, 2024, the outstanding balance of this sale and leaseback agreement was $6,002.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

n)	Repayment Schedule

Maturities of long-term debt for the periods subsequent to March 31, 2024, are as follows:

Payment due by period ended	Amount
March 31, 2025	184,932
March 31, 2026	131,490
March 31, 2027	285,525
March 31, 2028	148,276
March 31, 2029 and thereafter	20,871
$771,094

o)	Deferred Financing Costs

	March 31, 2024	December 31, 2023
Opening balance	$10,750	$15,136
Expenditure in the period	-	1,140
Amortization included within interest expense	(1,184)	(5,526)
Closing balance	$9,566	$10,750

For the period ended March 31, 2024, no costs were incurred in connection with the credit facilities.

During 2023, total costs amounting to $1,140 were incurred in connection with the Macquarie Credit Facility (see note 6a).

For the periods ended March 31, 2024, and 2023, the Company recognized a total of $1,184 and $1,475, respectively, in respect of amortization of deferred financing costs.

p)	Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or remedied.

As of March 31, 2024, and December 31, 2023, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Related Party Transactions

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. During 2022, Technomar provided all day-to-day technical ship management services for all but five (excluding GSL Amstel which was sold in March 23, 2023) of the Twelve Vessels. Management agreements of another third-party ship manager of these five vessels were terminated between May and July 2023. From those dates and onwards Technomar manages the five vessels. The management fees charged to the Company by third party managers for the three months ended March 31, 2024, and 2023, amounted to $nil and $386, respectively, and are shown in “Vessel operating expenses” in the interim unaudited condensed Consolidated Statements of Income. Technomar continued to supervise management for the five outsourced vessels up to the termination of the underlying management agreements between May and July 2023.

The management fees charged to the Company by Technomar for the three months ended March 31, 2024, amounted to $5,423 (three months ended March 31, 2023 - $4,345) and are shown under “Vessel operating expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of March 31, 2024, outstanding receivables due from Technomar totalling $276 are presented under “Due from related parties” (December 31, 2023 - $626).

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction till refinance of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels that have been delivered; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the three months ended March 31, 2024, amounted to $2,192 (three months ended March 31, 2023: $1,720) and are disclosed within “Time charter and voyage expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totalling to $750 and $717, as of March 31, 2024, and December 31, 2023, respectively.

The Company as per commercial management agreements has agreed to pay to the commercial manager who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 68 vessels as at March 31, 2024 is as follows:

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Commitments and Contingencies (continued)

Charter Hire Receivable (continued)

Period ending	Amount
March 31, 2025	$581,775
March 31, 2026	345,222
March 31, 2027	258,672
March 31, 2028	164,868
Thereafter	109,695
Total minimum lease revenue, net of address commissions	$1,460,232

9.	Share Capital

Common shares

As of March 31, 2024, the Company has one class of Class A common shares.

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 10). In April 2020, 184,270 shares were issued under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2023, 2022 and 2021, 440,698, 586,819 and 747,604 Class A common shares were issued under the 2019 Plan, respectively.

During the three months ended March 31, 2024, and 2023, a further 141,356 and 82,944 Class A common shares were issued under the 2019 Plan, respectively.

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April 2022, September 2022 and October 2022, the Company repurchased 184,684, 568,835 and 307,121 Class A common shares, respectively, reducing the issued and outstanding shares. During the three-month period ended March 31, 2024, and 2023, the Company repurchased 251,772 and 582,178 Class A common shares, reducing the issued and outstanding shares. During 2023, the Company repurchased 1,242,663 Class A common shares, reducing the issued and outstanding shares. As at March 31, 2024, the Company had 35,077,907 Class A common shares outstanding.

On May 10, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2023 paid on June 2, 2023, to common shareholders of record as of May 24, 2023, amounting to $13,340.

On August 3, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the second quarter of 2023 paid on September 4, 2023, to common shareholders of record as of August 23, 2023 amounting to $13,300.

On November 9, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the third quarter of 2023 paid on December 4, 2023, to common shareholders of record as of November 24, 2023, amounting to $13,258.

On February 12, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2023 paid on March 6, 2024, to common shareholders of record as of February 22, 2024, amounting to $13,214.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares ("Series B Preferred Shares") representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014, for the third quarter 2014. Dividends have been declared for all subsequent quarters.

On December 29, 2022, the Company entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. Up to March 31, 2024, no sales had occurred under the new ATM Agreement.

As of March 31, 2024, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

10.	Share-Based Compensation

On February 4, 2019, the Board of Directors adopted the 2019 Plan.

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the 2019 Plan will expire 10 years from the date on which it was adopted by the Board of Directors.

Following the adoption of the 2019 Plan, previous plans adopted in 2015 and 2008 were terminated.

In 2019, the Board of Directors approved awards to the Company’s executive officers under the 2019 Plan, providing those executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate. The Board of Directors approved additional awards of 61,625 of Class A common shares to two other employees resulting in a total amount of awards of up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share-Based Compensation (continued)

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 and 408,096 had been issued in 2021 and 2022, respectively.

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 1,600,000 to 3,412,500, and approved new awards to senior management, totalling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, were to vest quarterly up to September 30, 2025, when our stock price exceeded $27.00 and $30.00, respectively, over a 60-day period. The Compensation Committee and Board of Directors also approved an increase the maximum number of Class A common shares that each non-employee director may be granted in any one year to 25,000 and subsequently approved stock-based awards to the then seven non-executive directors totalling 105,000 shares of incentive stock, or 15,000 each, to vest in a similar manner to those awarded to senior management.

During the year ended December 31, 2022, 28,528 unvested share awards were cancelled or withdrawn on the resignations of two directors and an award of 13,780 was made to one new director to vest in a similar manner to the other awards, with the first tranche adjusted for the date of appointment of the director.

As at December 31, 2022, 3,028,972 incentive Class A common shares had been awarded under the 2019 Plan leaving 383,528 Class A common shares available to be awarded under the 2019 Plan.

In March 2023, the Compensation Committee and the Board of Directors, approved an amendment to the stock-based awards agreed in September 2021 for senior management and non-employee directors such that 10% of the second tranche would be forfeit with the remaining 90% vesting from April 2023 and quarterly thereafter with the last such vesting to be October 2025.  The price at which the third tranche is to vest was amended to $21.00, over a 60-day period. All other terms of the awards remain unchanged.

During the years ended December 31, 2023, 2022 and 2021, 399,727, 218,366 and 55,175 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,111,988 incentive shares under both plans had vested as at December 31, 2023. Of the total incentive shares which vested under both plans up to December 31, 2023, 152,598 had not been issued.

On January 2, 2024, the Company approved new awards to a non-employee director amounting to 4,884 shares of incentive stock which vested and were issued immediately, and 8,311 shares, to vest in a similar manner to the awards to other non-employee directors, adjusted for the date of appointment of the director, up to September 30, 2025.

As a result of the Chief Executive Officer (“CEO”) transition, the Board of Directors of the Company approved a new award of 6,465 shares of incentive stock to the new non-employee director and 51,750 a new award to the new CEO, both structured in the same way as existing equivalent awards, adjusted for the dates of appointment. 155,250 shares forfeited during the first quarter of 2024, due to retirement of the then current CEO.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share-Based Compensation (continued)

Share based awards since January 1, 2023, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2023	1,316,711	$22.35	n/a
Vested in year ended December 31, 2023	(399,727)	n/a	18.87
Forfeit in March 2023	(35,771)	n/a	n/a
Unvested as at December 31, 2023	881,213	$22.35	n/a
Vested in three months ended March 31, 2024	(80,376)	n/a	20.33
Granted in January 2024	13,195	18.82	n/a
Granted in March 2024	58,215	17.80	n/a
Forfeit in March 2024	(155,250)	n/a	n/a
Unvested as at March 31, 2024	716,997	$21.92	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

For the three months ended March 31, 2024, and 2023, the Company recognized a total of $2,304 (includes $345 positive net effect from the amendment to the stock-based awards following the CEO transition) and $2,674 (includes $451 effect from the amendment to the stock-based awards), respectively, in respect of stock-based compensation.

11.	Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders.

At March 31, 2024 and December 31, 2023, there were 716,997 and 881,213, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Earnings per Share (continued)

	Three months ended March 31,
	2024	2023
Numerator:
Net income available to common shareholders	$89,506	$72,220

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,229,566	35,696,225
Plus weighted average number of RSUs with service conditions	406,498	747,822
Common share and common share equivalents, dilutive	35,636,064	36,444,047

Basic earnings per share:
Class A	2.54	2.02

Diluted earnings per share:
Class A	2.51	1.98

12.	Subsequent events

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 to be paid on June 3, 2024, to common shareholders of record as of May 24, 2024.